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                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

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                                      FORM 15

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  Certification and Notice of Termination of Registration under Section 12(g)
  of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                          Commission File Number:  0-21330

                             AVECOR CARDIOVASCULAR INC.
               (Exact name of registrant as specified in its charter)

                                7611 Northland Drive
                            Minneapolis, Minnesota 55428
                                   (612) 391-9000
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            COMMON STOCK, $.01 PAR VALUE
                          PREFERRED STOCK PURCHASE RIGHTS
              (Title of each class of securities covered by this Form)

                                        NONE
    (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule  12g-4(a)(1)(i)     /X/  Rule 12h-3(b)(1)(ii)     / /
           Rule  12g-4(a)(1)(ii)    / /  Rule 12h-3(b)(2)(i)      / /
           Rule  12g-4(a)(2)(i)     / /  Rule 12h-3(b)(2)(ii)     / /
           Rule  12g-4(a)(2)(ii)    / /  Rule 15d-6               / /
           Rule 12h-3(b)(1)(i)      / /

     Approximate number of holders of record as of the certification or notice date:
               ONE (1) holder of record of the Common Stock
               ONE (1) holder of record of the Preferred Stock Purchase Rights

     Pursuant to the requirements of the Securities Exchange Act of 1934, AVECOR Cardiovascular Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


  Date:  March 8, 1999              AVECOR CARDIOVASCULAR INC.

                                    By:  /s/ Gregory J. Melsen
                                       -----------------------------------------
                                         Gregory J. Melsen
                                         Vice  President - Finance, Treasurer
                                         and Chief Financial Officer


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INSTRUCTIONS:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the
General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.